December 19, 2007

Via EDGAR and Facsimile to (202) 772-9210

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Choice Hotels International, Inc.

Definitive 14A

Filed March 30, 2007

File No. 001-13393

Dear Ms. Gowetski,

On behalf of Choice Hotels International, Inc., this responds to your letter of December 5, 2007, in which you commented on our letter to you dated November 9, 2007, regarding our Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders. Each of your comments is set forth below, followed by our response.

Comment 1

We have reviewed your response to comment no. 3 and reissue the comment. Please revise your disclosure in future filings to identify all the component companies of the survey data, including “non-customized” surveys, if you are benchmarking to them. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

December 19, 2007

Response

In the future, we will identify all component companies of any survey that is used for benchmarking purposes.

Comment 2

We note your response to comment no. 7. Please disclose your performance targets, or if you intend to exclude these targets, provide on a supplemental basis a detailed explanation of why you believe disclosure of the targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b)

Response

As disclosed on page 17, the PVRSUs that we grant are subject to conditions that are based upon three- or four-year cumulative EPS compared to EPS targets (the “Performance Goals”) for the applicable term. Therefore, disclosing the Performance Goals for PVRSUs would by its nature involve disclosure of prospective performance expectations. For the reasons described herein, including the Company’s status as a franchisor-only hotel company, we believe that providing such prospective performance expectations could result in competitive harm to the Company.

The Performance Goals, as with the Company’s multi-year business plan generally, represent material non-public information. The primary competitive harm to the Company that could result from disclosure of the Performance Goals is that franchisees and potential franchisees could use the information to compare our results to actual performance in determining whether to remain within or join the Choice family of brands. As disclosed in the Company’s Form 10-K:

“Competition among franchise lodging chains is intense in attracting potential franchisees to the system, retaining existing franchisees and in generating reservations for franchisees. Franchise contracts are typically long-term in nature, but most allow the hotel owner to opt out of the agreement at mutually agreed upon anniversary dates. … Since our franchise system revenues are based on franchisees’ gross room revenues, our prospects for growth are largely dependent upon the ability of our franchisees to compete in the lodging market, our ability to convert competitor franchises and independent hotels to our brands and the ability of our franchisees to obtain financing to construct new hotels.” 1

[1]	Annual Report on Form 10-K, filed on March 1, 2007, at page 17 (“Competition”).

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

December 19, 2007

Hotel operators (including current and prospective Choice franchisees) generally seek to partner their hotels (whether through a franchise relationship or otherwise) with a company or brand that has both a solid financial track record and good prospects for growth.2 For a franchisor such as Choice, projected growth prospects for Choice brands and the Choice system are particularly important to current and prospective franchisees given the nature of Choice’s stated strategy of attempting to “leverage size, scale and distribution that reduces costs for hotel owners.”3 In addition to cost savings to hotel owners created by Choice’s ability to expand and leverage its franchise system, current and prospective franchisees also seek information related to the size and growth prospects of the Choice system because they know that a large and growing franchise system will create a larger pool of marketing and advertising funds that Choice will be required to spend for the benefit of its franchisees. This is particularly true with respect to Choice’s newer, less-developed “growth” brands such as Cambria Suites and Choice’s extended stay hotel brands (Suburban Extended Stay and MainStay Suites), where prospective franchisees have requested information (and sought contractual commitments) related to brand growth, seeking to gain assurance that Choice’s expects that its “growth” brands to gain momentum and the critical mass of hotels required to drive the continued growth and success of the Company and its brands.

As described on pages 2 and 6 of the Company’s Form 10-K, Choice’s business strategy focuses on hotel franchising (i.e., the Company does not own, operate or manage hotels). As such, substantially all of the Company’s revenues and earnings are generated by royalty and other payments related to the franchise system. Because current and prospective franchisees understand the strong correlation between the Company’s earnings and the results of its franchise operations4, we expect that they would attempt to utilize available earnings information (particularly prospective information) to form an opinion about the prospects of the Choice franchise system. Thus, there is a unique relationship between the Company’s long-term financial projections and the strength of its franchisee relationship: franchisees will select the Company as a branding partner and remain with the Company in part because of the Company’s financial strength and perceived business and growth prospects, but at the same time, the Company’s strength and business prospects as reflected in its earnings results depend on its ability to attract and retain franchisees. Again, this unique relationship is particularly significant with respect to the lesser-developed “growth” hotel brands, where real or perceived evidence of brand growth and momentum creates additional growth and momentum, while real or perceived evidence to the contrary may lead prospective franchisees to select competitive alternatives.

Because the Company does not otherwise disclose three-year or four-year financial projections, disclosure of the Performance Goals in the Company’s proxy statement could be used by existing and potential franchisees to compare reported versus anticipated results as a surrogate (whether a valid surrogate or not) for evaluating whether the Company is performing as well as projected at the time the Performance Goals were set. In particular, the Company is concerned that its competitors (i.e., other hotel franchising companies) could mischaracterize Performance Goals in a way that (correctly or not) may be slanted toward attempting to persuade existing Choice franchisees to exit the system or to dissuade potential franchisees from joining the Choice system. It is in large part because of this potential harm to the Company’s franchisee relationships from such comparisons

[2]

The desire and business necessity of partnering with a financially solid franchise partner is not unique to hotel franchising; in fact, the FTC requires the disclosure of financial statements (as Item 21) for franchisors of all business opportunities that are required to prepare the FTC-mandated Uniform Franchise Offering Circular.

[3]	Annual Report on Form 10-K, filed on March 1, 2007, at page 6 (“Strategy”).
[4]	“The number of properties and rooms franchised under our brands significantly affects our results.” Annual Report on Form 10-K, filed on March 1, 2007, at page 20.

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

December 19, 2007

that the Company does not otherwise disclose three- and four-year financial projections. For these reasons, as discussed further below, we believe that the Performance Goals are exempt from disclosure pursuant to Exemption 4 to FOIA (5 U.S.C. § 552(b)(4)).

Analysis of Exemption 4 of the FOIA

Instruction 4 to Item 402(b) of Regulation S-K, pertaining to executive compensation, states, “Registrants are not required to disclose target levels with respect to specific quantitative . . . performance-related factors . . . involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” This instruction is similar to and derived from Exemption 4 of the FOIA (“Exemption 4”).5

There are three requirements for application of Exemption 4:

•	The information must contain either commercial or financial information;

•	It must be obtained from a person; and

•	The information must be privileged or confidential.[6]

The Performance Goals are “Commercial or Financial” Information. The Performance Goals are commercial and financial information. The United States Court of Appeals for the District of Columbia Circuit has held that “the terms ‘commercial’ and ‘financial’ . . . should be given their ordinary meanings,”7 which very broadly define the business, financial, policy and internal operations of a person or corporation. Further, information qualifies as “commercial” if it “pertain[s] or relat[es] to or deal[s] with commerce.”8 The United States District Court for the District of Columbia has held that information relating to financial and other expenses of a company is exempt from disclosure.9 In addition, pricing information, cost information and other financial data have been held to

[5]	5 U.S.C. § 552(b)(4).
[6]	Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (D.C. Cir. 1992), cert. denied, 507 U.S. 984 (1993).
[7]	Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983).
[8]	American Airlines, Inc. v. Nat’l Mediation Bd., 588 F.2d 863, 870 (1978).
[9]	Cortez III Service Corp., Inc. v. National Aeronautics and Space Administration, 921 F. Supp. 8, 10, 13 (D.D.C. 1996).

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

December 19, 2007

constitute protected “commercial or financial information.”10 The Performance Goals are both commercial and financial because they directly correspond to indicators of the Company’s financial and operational success as defined by its internal and confidential business plan at the time the Performance Goals are established. Therefore, based on the ordinary meanings of the terms, the Performance Goals clearly constitute “commercial” and “financial” information within the meaning of Exemption 4.

The Performance Goals have been Obtained from a “Person.” The second requirement of Exemption 4 is satisfied because the Performance Goals are derived from the Company, and a company is a “person” under Exemption 4.11

The Performance Goals are “Confidential” Information. The final requirement of Exemption 4 is that the information be confidential information, the disclosure of which would result in competitive harm for the registrant. In order for information to qualify, there must be a showing that disclosure of the information would likely result in substantial competitive harm to the person that submitted the information.12 In National Parks and Conservation Association v. Kleppe,13 the court stated that in order to show “substantial competitive harm,” a party must show that it actually faces competition and that substantial competitive injury would likely result from disclosure.

In National Parks, the court stated that the information it was evaluating qualified as competitively sensitive, noting that “Suppliers, contractors, labor unions and creditors, too, could use such information to bargain for higher prices, wages, or interest rates, while the [competitors of the company seeking confidential treatment who were not similarly required to disclose such information] would not be similarly exposed.”14 The SEC likewise has acknowledged that competitive harm exists under Exemption 4 when confidential information could be used by customers and suppliers in their future dealings with a company. In a request for information on royalty rates and distribution fees redacted from a Form 10-Q, the SEC found that making this information public would “hinder [the company’s] negotiation position in future deals with other companies.”15 In another decision, the Commission found that cost information and manufacturing

[10]	See Landfair v. United States Department of the Army, 645 F. Supp. 325, 328 (D.D.C. 1986); Timken Co. v. United States Customs Service, 491 F. Supp. 557, 559-60 (D.D.C. 1980).
[11]	See Allnet Communication Servs., Inc. v. FCC, 800 F. Supp. 984, 988 (D.D.C. 1992).
[12]	National Parks & Conservation Ass’n v. Morton, 498 F.2d. 765, 770 (D.C. Cir. 1974).
[13]	547 F.2d 673 (D.C. Cir. 1976).
[14]	547 F.2d at 684.
[15]	In re Freedom of Info. Act Appeal of Samuel Schulman, FOIA Release No. 97, 42 SEC Docket 343 (Nov. 16, 1988).

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

December 19, 2007

schedules were exempt from disclosure because details of the company’s contract had the potential to harm future business dealings.16 Because franchisees hold a unique position that has elements of being both a customer of and a supplier to the Company, we believe that competitive harm under Exemption 4 encompasses potential harm to the Company’s franchisee relations and franchisee network.

The Company faces substantial competition in attracting potential franchisees to its system.17 However, the Company does not otherwise provide franchisees or potential franchisees with its confidential, internal business projections (including not providing them information on the Performance Goals). The Company provides the market with forward-looking information relating to its EPS performance, but only provides that guidance on a prospective one-year basis (with applicable updates and revisions, as necessary). Thus, disclosing the Performance Goals approximately 15 months into the 36-month or 48-month performance cycle under the PVRSU program would result in Company disclosures that provide projections more than one year beyond the guidance that the Company currently publicly discloses, and would disclose that forward-looking information more than one year after it was developed. As a result, franchisees and potential franchisees would have greater information on both the Company’s internal and confidential perspective of its financial prospects and on how the Company’s internal assessments of that information has evolved over time. The Company believes not only that this information could be used by franchisees and potential franchisees in an attempt to assess the Company’s prospects for operational strength and brand and system growth, but that this assessment will be capable of being exploited by the Company’s competitors. In the words of the courts interpreting the FOIA exemption, this type of information is the type that provides an interested party “with valuable insights into the operational strengths and weaknesses”18 of the Company by virtue of understanding its expectations for operating performance in the coming years and on how it has actually performed as against internally generated goals.

Moreover, the Company believes that providing two sets of EPS projections, the one-year projections that the Company currently voluntarily discloses to the public and the three-year and four-year targets comprising the Performance Goals, will result in varied and increased speculation among franchisees and potential franchisees concerning the

[16]	In re Freedom of Info. Act Appeal of William C. Hou, FOIA Release No. 102, 42 SEC Docket 1069 (Jan. 23, 1989).
[17]	Annual Report on Form 10-K, filed on March 1, 2007, at page 17 (“Competition”).
[18]	National Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673, 684 (D.C. Cir. 1976).

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

December 19, 2007

strength and prospects of the Company and its brands. Because, as stated above, franchise system revenue constitutes substantially all of the Company’s revenues, such speculation is neither desirable to the Company from a competitive position or, the Company believes, to its stockholders. The fact that the Company has to date elected to provide voluntary forward-looking information on only a one-year horizon reflects the Company’s informed determination that providing projections over a further time horizon would likely harm, not benefit, the Company.

General Information about this Request

The information for which confidential treatment is requested is such that its nondisclosure will not result in the Company failing to provide meaningful disclosure to investors regarding its executive compensation program. The Company’s proxy statement discloses all material aspects of the PVRSU program with the exception of the Performance Goals. Further, the Company will disclose at the end of the three-year performance cycle under the PVRSU program information concerning whether the Performance Goals were met and how much has been earned based upon the Company’s actual financial performance, since at that time the concerns that are raised in this letter are no longer pertinent. And for the reasons discussed above, the Company’s investors will be adversely affected if, as a result of the disclosure of the Performance Goals, the Company’s ability to successfully compete in attracting and retaining franchisees is impaired. By keeping confidential only the most sensitive information, the Company affords its current stockholders and potential purchasers of its stock the opportunity to review the substance of its compensation arrangements with management while preserving the Company’s competitive interests.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

December 19, 2007

If you have any further questions or comments, please contact me at (301) 592-5056 (telephone) or 301-592-6269 (facsimile).

Very truly yours,

/s/ Bret Limage
Bret Limage
Assistant General Counsel

cc:	Compensation Committee of the Board of Directors

Charles A Ledsinger, Jr., Vice Chairman and Chief Executive Officer

Ronald O. Mueller, Esq., Gibson, Dunn & Crutcher LLP